Exhibit 4.3

China Finance Online Co. Limited’s 2009 Annual General Meeting

as a publicly traded company

was held in Beijing at 10:00 am (Beijing time) on June 30, 2009

Meeting address: 9th Floor of Tower C, Corporate Square, No. 35 Financial Street, Xicheng District, Beijing, 100140, China

At this annual general meeting of shareholders (the “Meeting”) of China Finance Online Co. Limited (the “Company”), five proposals were submitted.

The results of this Meeting are as follows:

1. Mr. Hugo Shong and Mr. Ling Wang were re-elected as directors of the Company.

2. The shareholders approved the re-appointment of Deloitte Touche Tohmatsu CPA Ltd. as independent auditors of the Company for a term ending on the date of the next annual general meeting of shareholders to be held in 2010 and authorized the board of directors to determine their remuneration.

3. The shareholders approved the audited consolidated financial statements of the Company for the fiscal year ended on or as of December 31, 2008 together with the Reports of the Directors and the Auditors thereon as required by Hong Kong law.

4. The shareholders authorized the board of directors during the next year to issue ordinary shares or preference shares upon such terms and conditions as the board of directors, in its discretion, shall determine.

5. The shareholders approved the increase in the number of ordinary shares available for issuance under the 2004 Stock Incentive Plan by 3,000,000 ordinary shares, representing 2.73% of the outstanding ordinary shares of the Company as of December 31, 2008.